Mail Stop 3561

March 7, 2007

Mr. Gary Bedini
President and C.E.O.
Energenx, Inc.
6200 E. Commerce Loop
Post Falls, Idaho 83854

Re: Energenx, Inc.
Form 10-KSB/A Fiscal Year Ended December 31, 2005
File No. 000-50739

Dear Mr. Bedini:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Emerging Growth Companies